UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)

GOLDEN STATE VITNERS, INC.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

38121K208

(CUSIP Number)

Gregory L. Surman

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

(213) 229-7853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Jeffrey B. O’Neill

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,015,642 8. Shared Voting Power 0 9. Sole Dispositive Power 2,015,642 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,642

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.

Percent of Class Represented by Amount in Row (11)

Approximately 28.1% as of the date of this filing (based on: 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004, plus (in accordance with Rule 13d-3(d)(1)(i)(D)): (a) 724,348 shares of Class B Common Stock issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days of April 22, 2004; (b) 906,771 shares of Class A Common Stock, immediately convertible by the Reporting Person into Class B Common Stock, outstanding as of April 22, 2004; and (c) 362,832 shares of Class A Common Stock, immediately convertible by the Reporting Person into Class B Common Stock, issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days of April 22, 2004).

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Paul Violich

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 59,000 8. Shared Voting Power 0 9. Sole Dispositive Power 59,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.1% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004).

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Hank Uberoi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 343,490 8. Shared Voting Power 0 9. Sole Dispositive Power 343,490 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,490

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.6% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004).

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Sterling Management Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (trust funds)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,000 8. Shared Voting Power 0 9. Sole Dispositive Power 20,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.4% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004).

14.	Type of Reporting Person (See Instructions) 00 (Revocable Grantor Trust)

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Peter Mullin

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 69,572 8. Shared Voting Power 0 9. Sole Dispositive Power 69,572 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,572

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.3% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004).

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Scott Seligman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,229,600 8. Shared Voting Power 0 9. Sole Dispositive Power 1,229,600 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.8% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004).

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Doug Bratton

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,800 8. Shared Voting Power 36,500 9. Sole Dispositive Power 10,800 10. Shared Dispositive Power 36,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,300[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.9% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004).

14.	Type of Reporting Person (See Instructions) IN

[1]	Doug Bratton’s beneficial ownership of 47,300 shares of Class B Common Stock consists of 10,800 shares owned by BF Investments, L.P. (General Partner is DKB Management, Inc.—100% owned by Doug Bratton), and 36,500 shares owned in a joint account with his wife, Anne Marie Bratton.

SCHEDULE 13D

CUSIP No. 38121K208

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person William Hallman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,000[2] 8. Shared Voting Power 0 9. Sole Dispositive Power 5,000[2] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000[2]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.1% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of April 22, 2004).

14.	Type of Reporting Person (See Instructions) IN

[2]	William Hallman’s beneficial ownership of 5,000 shares of Class B Common Stock consists of 2,500 shares beneficially owned by Mr. Hallman in his capacity as Trustee of the Peter Sterling, Jr. 1990 Trust and 2,500 shares beneficially owned in his capacity as Trustee of the Hallman Management Trust.

Item 1.     Security and Issuer

This Third Amended Statement on Schedule 13D (the “Third Amended Statement”) amends the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 26, 2004 (the “Initial Statement”), as amended by the First Amended Statement on Schedule 13D filed with the SEC on March 17, 2004, and further amended by the Second Amended Statement on Schedule 13D filed with the SEC on March 30, 2004 (the Initial Statement, as amended, the “Statement”), on behalf of Jeffrey B. O’Neill, Paul Violich, Hank Uberoi, Sterling Management Trust, Peter Mullin, Scott Seligman, Doug Bratton and William Hallman (individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”), with respect to the Class B Common Stock (the “Class B Stock”) of Golden State Vintners, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 607 Airpark Road, Napa, California 94558. The Statement is incorporated by reference herein. Unless otherwise stated herein, all capitalized terms used in this Third Amended Statement have the same meanings as those set forth in the Statement.

Item 4.     Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

O’Neill Acquisition Corp., a Delaware corporation (“Acquiror”), is a wholly owned subsidiary of O’Neill LLC. O’Neill LLC was organized by Jeffrey O’Neill, an individual, for the purpose of purchasing the outstanding equity of the Company by way of a cash merger. The Reporting Persons had entered into subscription agreements with O’Neill LLC (the “Subscription Agreements”).

O’Neill LLC, Acquiror, Mr. O’Neill and the Company had entered into an Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2004 (the “Merger Agreement”). A copy of the Merger Agreement is attached hereto as Exhibit 99.5.

The Company terminated the Merger Agreement as of April 22, 2004. Immediately thereafter, the Company entered into an agreement and plan of merger, dated April 22, 2004, with The Wine Group LLC (“TWG”) to acquire the Company at a cash price of $8.25 per fully diluted share (the “TWG Agreement”).

As a result of the termination of the Merger Agreement, and the Company entering into the TWG Agreement, any agreements or intentions among the Reporting Persons (including the Subscription Agreements) to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company ceased to be of any force or effect.

Accordingly, the Reporting Persons believe that any group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934,

as amended) consisting of the Reporting Persons that may have previously existed (the “Group”) has now dissolved and ceased to exist. In light of the dissolution of the Group, no further amendments will be filed with respect to the Statement. Any further filings relating to the Class B Stock will be filed, if required, on the appropriate schedule, by the appropriate Reporting Person, in such person’s individual capacity.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Jeffrey O’Neill is party to an agreement dated April 23, 1998 with SBIC Partners, L.P. (“SBIC”), Exeter Equity Partners, L.P. and Exeter Venture Lenders, L.P. (together with Exeter Equity Partners, L.P., “Exeter”), pursuant to which Mr. O’Neill is entitled to certain co-sale rights and a right of first refusal with respect to certain sales by SBIC or Exeter of the common stock of the Company involving more than $1 million and not to a bona fide purchaser in the public market. A copy of the agreement is attached hereto as Exhibit 99.3.

O’Neill LLC entered into a Voting Agreement (the “Voting Agreement”) dated April 14, 2004 with SBIC, A copy of the Voting Agreement is attached as Exhibit C to the Merger Agreement attached hereto as Exhibit 99.5.

In connection with the termination of the Merger Agreement on April 22, 2004, the Voting Agreement was simultaneously terminated in accordance with Section 7(ii) of the Voting Agreement.

Item 7.     Material to Be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit No.	Description of Exhibit

99.5	Amended and Restated Agreement and Plan of Merger by and among O’Neill Acquisition Co. LLC, O’Neill Acquisition Corp., Jeffrey B. O’Neill and Golden State Vintners, Inc., dated as of April 14, 2004 (including the Escrow Agreement by and among Jeffrey B. O’Neill, the Company and U.S. Bank, dated as of March 7, 2004, as amended, and the Voting Agreement by and between O’Neill LLC and SBIC, dated as of April 14, 2004), filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed with the SEC on April 15, 2004 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Third Amended Statement is true, complete and correct. Jeffrey B. O’Neill has signed this Third Amended Statement on behalf of Jeffrey B. O’Neill, Sterling Management Trust, Peter Mullin and Scott Seligman as the attorney-in-fact.

Dated: April 27, 2004

Jeffrey B. O’Neill

/s/ Jeffrey B. O’Neill

Paul Violich

/s/ Paul Violich

Hank Uberoi

/s/ Hank Uberoi

Sterling Management Trust

/s/ Jeffrey B. O’Neill

Peter Mullin

/s/ Jeffrey B. O’Neill

Scott Seligman

/s/ Jeffrey B. O’Neill

Doug Bratton

/s/ Doug Bratton

William Hallman

/s/ William Hallman